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                           February 23, 2022

       Peter Scalise, III
       Chief Executive Officer
       The3rdBevco Inc.
       2805 Veterans Highway, Suite 15
       Ronkonkoma, NY 11779

                                                        Re: The3rdBevco Inc.
                                                            Post-Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed February 17,
2022
                                                            File No. 024-11278

       Dear Mr. Scalise:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              William Eilers